Paracap Corporation

5525 West Boulevard, Suite 443

Vancouver, BC

Canada V6M 3W6

Phone: (604) 603-5792

February 2, 2006

Via Mail and Facsimile to 202-772-9369

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Paracap Corporation

Amendment No. 4 to Registration Statement on Form SB-2

Filed January 27, 2006

File No. 333-128253

Dear Mr. Owings

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Paracap Corporation directly at the numbers provided above.

Risk Factors

Risks associated with this offering

1. Please find this section revised for legibility.

Plan of Distribution

2. Please find this section revised with the most recent practicable date. We have chosen October 31, 2005 as this was the last date our financial statements were reviewed by our auditors.

Description of Business

Overview

3. Please find this section revised to update the anticipated date for completing construction

Management's Discussion and Analysis or Plan of Operation

Plan of Operation for the Next Twelve Months

4. Please find this section revised to a discussion of expenses for the next twelve month period.

Exhibit 5.0

5. Please find our legal opinion updated for the correct amount of outstanding shares.

Sincerely,

Eric Lung

President